

Established 1837





05005153

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

24 December 2004

Dear Sirs

P&O SELLS LUXURY RESORT "LA MANGA CLUB"

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc

P&O

News Release

23 December 2004

P&O SELLS LUXURY RESORT "LA MANGA CLUB"

P&O announces that it has sold its sports and leisure resort La Manga Club to the Spanish leisure and property company MedGroup for €146 million (£102 million).

La Manga Club is an internationally acclaimed 494 hectare (1,220 acre) sport and leisure resort on the Costa Cálida in the province of Murcia in South East Spain. Facilities include two luxury hotels, three championship golf courses, a 28 court tennis centre, state of the art golf and tennis teaching academies, an eight pitch professional football centre, swimming pools, a leading edge spa, 22 restaurants and bars, numerous shops and a casino.

MedGroup has acquired Inmogolf SA, the holding company of La Manga Club. Proceeds of the sale will be used to reduce group net debt. They are additional to P&O's target of £250 million net property sales in 2004.

Commenting on the sale, P&O Chairman Lord Sterling said: "I am pleased that MedGroup has acquired La Manga Club. La Manga Club is a world class resort and will complement MedGroup's strategy of developing high quality vacation properties in Spain.

"I should like to thank our management team and the staff of La Manga Club whose hard work and enthusiasm have helped make it the success that it is today. I am also grateful to my Board colleague Michael Gradon, who has been Chairman of Inmogolf for the last five years, for his leadership and commitment."

Robert Woods, Chief Executive of P&O, said "La Manga Club has grown strongly over recent years and I am pleased that MedGroup will now take it forward in the next

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

phase of its development. For P&O, this sale is a further significant step in our ongoing strategy of realising value from our property portfolio and focusing on our high growth ports business."

For Jordi Robinat, Executive Chairman of MedGroup, the purchase of La Manga Club represents the 11th resort community project for the company. "La Manga Club is a mature project which will allow the company to strengthen its operational capacity. The different components of La Manga Club fit perfectly with the main business areas of MedGroup - the development of residential, hotel and vacation/tourism real estate products - whilst at the same time positioning MedGroup as the leader in this sector of the Spanish real estate market".

Further information:	Peter Smith, Director, Communications and Strategy Tel: +44 (0)20 7930 4343
	Andrew Lincoln, Manager, Investor Relations and Strategy Tel: +44 (0)20 7321 4490
	Anna Estrada, External Relations, MedGroup Tel: +34 (0)93 363 36 60

Notes to editors:

1. P&O announced it was proposing to sell La Manga Club on 11 August 2004. The Company acquired La Manga Club as part of the European Ferries transaction in 1987 and has invested significantly in the resort and infrastructure.
2. For the year ended 31 December 2003, Inmogolf SA contributed an operating profit of approximately €9 million (£6 million). The net assets of the business sold are €129 million (£90 million). The gain on sale, after transaction costs, will be reported in P&O's group accounts within separately disclosable items for the year ended 31 December 2004.
3. MedGroup (http://www.medgroup.es) was founded in January 2000 and is 90% owned by Soros Real Estate Investors CV, a US $1bn real estate private equity fund advised by Grove International Partners. The group operates in Spain and mainly focuses on the Mediterranean coast. Its three main business areas are residential communities, management of holiday resorts and development of the hotel division.
4. P&O has been advised on the sale by Cushman & Wakefield Healey & Baker.

(ends)


Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA


SEC MAIL
PROCESSING
RECEIVED
JAN 1 0 2005
WASH, D.C.
202
SECTION

15 December 2004

82-2083

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT AND 2005 FINANCIAL CALENDAR

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc

P&O

News Release


SEC MAIL PROCESSING
RECEIVED
JAN 1 0 2005
WASH. D.C.
202
SECTION

EMBARGO: NOT FOR RELEASE BEFORE 07.00 HOURS (UK TIME) ON
WEDNESDAY, 15 DECEMBER 2004

P&O PRE-CLOSE PERIOD STATEMENT
AND 2005 FINANCIAL CALENDAR

P&O's Preliminary Results for the year to 31 December 2004 will be announced on 8 March. P&O will be providing analysts with an opportunity to meet senior management prior to the commencement of the close period.

It is anticipated that there will be no change in market expectations for the Group's pre-tax pre-exceptional profit for 2004.

The key points which will be discussed are:

- **Ports** – there has been no change in the expected result for the current year. Organic growth remains strong, although congestion at some locations held back growth in October and November. For 2004 as a whole, operating profit growth is expected to exceed volume growth, despite unfavourable exchange rates. The prospects for 2005 are positive, although, if exchange rates remain at current levels, they will have a further negative impact.
- **Ferries** – there has been no change in the expected result for the current year. The implementation of the restructuring proposals announced on 28 September is on track. On 7 December the Office of Fair Trading referred the proposed transaction with Brittany Ferries to the Competition Commission. P&O remains confident of presenting a strong case but there will be a negative impact on results from operating the loss-making Portsmouth – Le Havre route during 2005.
- **Property** – P&O remains on track to meet its target of £250 million of net property sales in 2004. In addition, the company continues to progress the proposed sale of La Manga.

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

3 January, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Release published by the Company on 3 January, 2005 together with Stock Exchange Announcements dated on 28 December, 2004 and 3 January, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations



Franciska Janzon
Investor Relations Manager

KCI KONECRANES ACQUIRES UK COMPANY MORRIS MATERIAL HANDLING

The world's leading industrial cranes and maintenance services company, KCI Konecranes, has acquired Morris Material Handling Ltd (''MMH''), a UK leading crane and hoist manufacturer with a strong focus on after market services.

Morris Material Handling Ltd is a significant UK crane and hoist manufacturer with a strong brand name that dates back to 1884. Headquartered in Loughborough, in the East Midlands, the company has 16 service branches throughout the UK. MMH also has a distributor network in certain parts of Europe, in the Middle East and in the Far East.

MMH's product range covers all types of electric overhead travelling cranes, monorail and chain hoists and crane maintenance services. For the financial year that ended June 2004, MMH had sales of GBP 25 million (EUR 38 million). The company has 340 employees of whom 170 are employed in the service business.

KCI Konecranes' Executive Vice President, Mr Pekka Lundmark, commented the acquisition: ''MMH and KCI Konecranes' UK maintenance organisation, Lloyds Konecranes (formerly under the name Lloyds British Ltd), are old sister companies, with decades of joint history. The two companies are therefore uniquely positioned to exploit considerable synergies.''

Mr Steve Davis, MMH's Managing Director said: ''To fulfil the potential of MMH we have always considered it necessary for the company to be a member of a larger Group dedicated to the manufacture of cranes and the provision of aftermarket services. MMH will benefit from access to the resources within the KCI Konecranes Group to accelerate the technical advancement of its product offering and increase its market penetration providing long term benefits to its customers, suppliers and employees''.

The acquisition price, on a debt free basis, amounts to GBP 8.5 million (EUR 12.1 million). The acquisition of MMH (before synergies) will be EPS neutral in 2005. The benefits of all synergies will be completely visible in 2007.

MMH will be included into Group numbers from January 1, 2005.

KCI Konecranes. A world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. In 2003, Group Sales totalled EUR 665 million with over 4350 employees in 34 countries all over the world.

Morris Material Handling Ltd. A UK based manufacturer of material handling equipment with a strong focus on after market services (www.morriscranes.co.uk).

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, phone +358-400 411 119
Mr Pekka Lundmark, Executive Vice President, phone +358-20 427 2005

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES SIMPLIFIES GROUP LEGAL STRUCTURE

KCI Konecranes has merged three subsidiaries in the Special Cranes Business Area to one legal company. The change has been entered into the Finnish Trade Register on December 31, 2004.

In the beginning of 2004 KCI Konecranes merged the process, harbour and shipyard crane operations under a joint operative management. Now the juridical structure of the Group has been changed to reflect the operational organisation. Konecranes Komponentit Oy, KCI Erikoisnosturit Oy and Konecranes VLC Oy have been merged into a new subsidiary, KCI Special Cranes Oy.

''With this change we mainly want to clarify the legal structure of the Group and thereby speed up decision making. Some cost savings will also amount from reduced administrational needs", said CFO Teuvo Rintamäki.

The new subsidiary KCI Special Cranes Oy accounts for approximately 20% of the Group's balance sheet and Consolidated Sales.

KCI Konecranes. A world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and a global supplier of special cranes for harbours and shipyards. In 2003, Group sales totalled EUR 665 million with 4350 employees in 34 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

Pursuant to KCI Konecranes Plc's 1997 bonds with warrants, 1 400 shares subscribed with the warrants have been registered in the Finnish Trade Register on December 28, 2004.

As a result of the subscriptions, the company's registered share capital increased by EUR 2 800 to EUR 28 620 060 and the total amount of shares increased to 14 310 030.

Trading in these shares will start on December 29, 2004 on the main list on the Helsinki Stock Exchange with the company's existing shares.

KCI Konecranes. A world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and a global supplier of special cranes for harbours and shipyards. In 2003, Group sales totalled EUR 665 million with 4350 employees in 34 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media